Filed Pursuant to Rule 424(B)(5)

Registration No. 333-64615

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 17, 2005)

900,000 Shares

7.75% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25 Per Share)

Distributions on the 7.75% Series A Cumulative Redeemable Preferred Stock will be cumulative from the date of original issue and payable quarterly, beginning on or about May 31, 2005, at the rate of 7.75% of the liquidation preference per annum, or $1.9375 per Series A Preferred Share.

The Series A Preferred Shares are not redeemable until February 23, 2010, after which date we may redeem such shares at a redemption price of $25.00 per Series A Preferred Share, plus any accrued and unpaid dividends through the date of redemption. The Series A Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

We intend to apply to list the Series A Preferred Shares on the New York Stock Exchange.

You should carefully read the “ Risk Factors” section beginning on page 1 of the accompanying prospectus before you make your investment decision.

	Per Share	Total
Public offering price	$25.0000	$22,500,000
Underwriting discounts and commissions	$.7875	$708,750
Proceeds, before expenses, to us	$24.2125	$21,791,250

The underwriters may purchase up to an additional 100,000 Series A Preferred Shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Series A Preferred Shares to purchasers on or about February 23, 2005.

RAYMOND JAMES	STIFEL, NICOLAUS & COMPANY INCORPORATED

The date of this prospectus supplement is February 17, 2005.

PROSPECTUS SUPPLEMENT

PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of Series A Preferred Shares and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Series A Preferred Shares. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, the information in this prospectus supplement shall control.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We are offering to sell the Series A Preferred Shares only where the offers and sales are permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series A Preferred Shares, see “Description of the Series A Preferred Shares” in this prospectus supplement and “Description of Preferred Stock” in the accompanying prospectus.

Issuer	American Land Lease, Inc.

Securities Offered

900,000 shares of 7.75% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Shares”). The underwriters may also purchase up to an additional 100,000 Series A Preferred Shares at the public offering price less underwriting discounts and commissions to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

Dividends

Holders of the Series A Preferred Shares will be entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7.75% of the liquidation preference per annum (equivalent to an annual dividend rate of $1.9375 per share). Dividends on the Series A Preferred Shares will accrue and be cumulative from the date of original issue and will be payable quarterly in arrears on the last calendar day of each February, May, August and November or, if not a business day, the next business day. The first dividend on the Series A Preferred Shares, which will be for more than a full quarter, will be paid on or about May 31, 2005.

Liquidation Preference

$25 per Series A Preferred Share, plus an amount equal to any accrued and unpaid dividends to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock or any other capital shares that rank junior to the Series A Preferred Shares as to liquidation rights.

Optional Redemption

The Series A Preferred Shares are not redeemable prior to February 23, 2010, except in limited circumstances relating to the ownership limitation necessary to preserve our qualification as a REIT. On and after February 23, 2010, at our option upon not less than 30 nor more than 60 days’ written notice, we may redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest, to the extent we have funds legally available.

Ranking	The Series A Preferred Shares will rank senior to our common stock with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up.

Voting Rights

Holders of Series A Preferred Shares generally will have no voting rights. However, whenever dividends on the Series A Preferred Shares are in arrears for six or more quarterly periods (whether or not consecutive), the holders of such shares (voting together as a single class with all other shares of any class or series of shares ranking on a parity with the Series A Preferred Shares which are entitled to similar voting rights) will be entitled to vote for the election of two additional directors to serve on our board of directors until all dividends in arrears on outstanding Series A Preferred Shares have been paid or declared and set apart for payment. In addition, the issuance of future senior shares or certain changes to the terms of the Series A Preferred Shares that would be materially adverse to the rights of holders of Series A Preferred Shares cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding Series A Preferred Shares.

Restrictions on Transfer

You may not acquire or hold, directly or indirectly, (i) shares of our capital stock that equal or exceed 5.0% of the aggregate value of all outstanding shares of our capital stock or (ii) shares of our common stock that equal or exceed 5% of the aggregate value of the outstanding shares of common stock.

Listing

We intend to file an application to list the Series A Preferred Shares on the New York Stock Exchange. If the application is approved, trading of the Series A Preferred Shares on the New York Stock Exchange is expected to begin within 30 days after the date of initial delivery of the shares.

Conversion	The Series A Preferred Shares are not convertible into or exchangeable for any other property or securities.

Use of Proceeds

We intend to contribute the net proceeds from this offering to Asset Investors Operating Partnership, L.P., or the “Operating Partnership,” in exchange for a preferred interest in the Operating Partnership. The Operating Partnership intends to use all of such net proceeds to repay indebtedness, as described under “Use of Proceeds.”

THE COMPANY

We are a Delaware corporation incorporated on May 25, 1999. We have elected to be taxed as a REIT. We are the sole general partner of Asset Investors Operating Partnership, L.P., or the “Operating Partnership,” through which we conduct substantially all of our business. As of September 30, 2004, we held an approximate 88% interest in the Operating Partnership. The Operating Partnership directly and indirectly owns and operates residential land lease communities, develops residential home land lease communities and conducts home sales activities in pursuit of land lease originations in its residential land lease communities.

Our principal executive offices are located at 29399 U.S. Hwy 19 North, Suite 320, Clearwater, Florida 33761. Our telephone number is (727) 726-8868. Our website is located at www.americanlandlease.com; the information available on our website is not incorporated into this prospectus supplement.

RECENT DEVELOPMENTS

On January 25, 2005, the board of the directors of the Company declared a regular fourth quarter dividend of $0.25 per share of common stock payable on February 28, 2005, to stockholders of record on February 14, 2005.

On February 14, 2005, the Company released results for the fourth quarter and full year 2004. Diluted earnings per share (“Diluted EPS”) were $0.35 for the three-month period ended December 31, 2004, compared to $0.27 for the same period in the prior year. Diluted EPS were $1.19 for the year ended December 31, 2004, compared to $1.24 for the prior year. Diluted EPS for the fourth quarter and full year 2004 were positively impacted by a non-recurring casualty gain of $337,000 and negatively impacted by hurricane-related expenses of $210,000 and $221,000, respectively.

USE OF PROCEEDS

We intend to contribute the net proceeds from the sale of the Series A Preferred Shares, estimated to be approximately $21,591,250 after deducting the underwriting discount and estimated offering expenses of $200,000 ($24,012,500 if the underwriters’ over-allotment option is exercised in full), to the Operating Partnership in exchange for a preferred interest in the Operating Partnership. The terms of the preferred interest in the Operating Partnership will be substantially equivalent to the terms of the Series A Preferred Shares. The Operating Partnership intends to use $10 million of such proceeds to pay down the balance under a promissory note incurred on February 4, 2005 in connection with our acquisition of a property in Micco, Florida, and the remainder to pay down our revolving line of credit. The promissory note is due August 4, 2005, and bears interest at a rate per annum equal to 1-month LIBOR plus 2.0% (currently 4.48%). Amounts outstanding under the revolving line of credit were borrowed for general corporate purposes, and bear interest at a rate per annum equal to 1-month LIBOR plus 2.0% (currently 4.48%).

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratio of earnings to combined fixed charges and preferred stock dividends was 1.6x for the nine months ended September 30, 2004. For the purpose of calculating this ratio, earnings consist of income before minority interest plus fixed charges (other than any interest which has been capitalized). Fixed charges consist of interest expense (including amortization of loan costs), interest which has been capitalized, and the interest component of rental expense. There were no shares of preferred stock outstanding during the nine months ended September 30, 2004.

DESCRIPTION OF SERIES A PREFERRED SHARES

This description of the particular terms of the Series A Preferred Shares supplements and, to the extent inconsistent, replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying prospectus, which you should consult for further information.

General

We are authorized to issue up to 1,000,000 shares of preferred stock, in one or more series, with such designations, powers, preferences, rights, qualifications, limitations or restrictions as Delaware law and our board of directors may determine by adoption of an applicable amendment to our certificate of incorporation, without any further vote or action by our stockholders. See “Description of Preferred Stock—General” in the accompanying prospectus.

Prior to the completion of the offering, we will adopt an amendment specifying a series of preferred shares consisting of up to 1,000,000 shares, designated “7.75% Series A Cumulative Redeemable Preferred Stock.” The following summary of the terms and provisions of the Series A Preferred Shares is not complete and is qualified in its entirety by reference to the pertinent sections of the amendment designating the Series A Preferred Shares, which is available from us.

As required by the terms of the partnership agreement of the Operating Partnership, we will invest the net proceeds from the sale of the Series A Preferred Shares in the Operating Partnership in exchange for Series A Preferred Units, which will be substantially equivalent to the Series A Preferred Shares. The Operating Partnership will be required to make all required distributions on the Series A Preferred Units (which will mirror the payments of dividends, including accrued and unpaid dividends upon redemption, and of the liquidation preference amount on the Series A Preferred Shares) prior to any dividend of cash or assets to the holders of non-preferred units, except for dividends required to enable us to maintain our qualification as a REIT.

The transfer agent, registrar and dividends disbursing agent for the Series A Preferred Shares will be Wells Fargo Bank Minnesota, N.A.

We intend to file an application to list the Series A Preferred Shares on the New York Stock Exchange. If the application is approved, trading of the Series A Preferred Shares on the New York Stock Exchange is expected to begin within 30 days after the date of initial delivery of the shares. See “Underwriting.”

Ranking

The Series A Preferred Shares will rank senior to our common stock with respect to payment of dividends or amounts upon our liquidation, dissolution or winding up.

Dividends

Holders of the Series A Preferred Shares will be entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7.75% of the liquidation preference per annum (equivalent to $1.9375 per annum per share). Dividends on the Series A Preferred Shares will accrue and be cumulative from the date of original issue and will be payable quarterly in arrears on the last calendar day of each February, May, August and November or, if not a business day, the next business day. The first dividend on the Series A Preferred Shares, which will be for more than a full quarter, will be paid on or about May 31, 2005. That dividend and any dividend payable on the Series A Preferred Shares for any other partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay dividends to holders of record as they appear in our share records at the close of business on the applicable record date designated by our board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such dividend payment date.

Our board of directors will not authorize, and we will not pay, any dividends on the Series A Preferred Shares or set aside funds for the payment of dividends if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit the authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. We are and may in the future become a party to agreements which restrict or prevent the payment of dividends on, or the purchase or redemption of, Series A Preferred Shares. These restrictions may be indirect, such as covenants requiring us to maintain specified levels of net worth or assets, or direct. We do not believe that these restrictions currently have any adverse impact on our ability to pay dividends on the Series A Preferred Shares.

Notwithstanding the foregoing, dividends on the Series A Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accrued but unpaid dividends on the Series A Preferred Shares will not bear interest, and holders of the Series A Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends as described above. See “Description of Preferred Stock—Dividends” in the accompanying prospectus.

Any dividend payment made on the Series A Preferred Shares will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code), any portion of the dividends paid or made available for the year to holders of all classes of shares, then the portion of the dividends so designated that is allocable to the holders of Series A Preferred Shares will be the amount that the total dividends paid or made available to the holders of the Series A Preferred Shares for the year bears to the total dividends paid or made available for the year to holders of all classes of shares.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of our affairs, the holders of the Series A Preferred Shares are entitled to be paid out of our assets legally available for distribution to our stockholders liquidating distributions in cash or property at its fair market value as determined by our board of directors in the amount of a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock or any other capital shares that rank junior to the Series A Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of our remaining assets. If we consolidate or merge with or into any other entity or we sell, lease, transfer or convey all or substantially all of our property or business, we will not be deemed to have liquidated, dissolved or wound up. For further information regarding the rights of the holders of the Series A Preferred Shares upon our liquidation, dissolution or winding, see “Description of Preferred Stock—Liquidation Rights” in the accompanying prospectus.

Redemption

The Series A Preferred Shares are not redeemable prior to February 23, 2010, except in limited circumstances relating to the ownership limitation necessary to preserve our qualification as a REIT. On and after February 23, 2010, at our option, upon not less than 30 nor more than 60 days’ written notice, we may redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest, to the extent we have funds legally available. Holders of Series A Preferred Shares to be redeemed shall surrender such shares at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any Series A Preferred Shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares, such shares will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, the shares to be redeemed will be selected pro rata or by any other equitable method we determine to use. See “Description of Preferred Stock—Redemption and Sinking Fund” in the accompanying prospectus.

Any notice of redemption will be mailed by the transfer agent, postage prepaid, not less than 30 nor more than 60 days’ prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Shares to be redeemed at their respective addresses as they appear on the share transfer records of the transfer agent. A failure to give such notice or any defect in the notice or in its mailing will not affect the validity of the proceedings for the redemption of any Series A Preferred Shares except as to the holder to whom notice was defective or not given. Each notice shall state:

•	the redemption date;

•	the redemption price;

•	the number of Series A Preferred Shares to be redeemed;

•	the place or places where the Series A Preferred Shares are to be surrendered for payment of the redemption price; and

•	that dividends on the Series A Preferred Shares to be redeemed will cease to accrue on such redemption date.

If fewer than all the Series A Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares to be redeemed from such holder.

The holders of Series A Preferred Shares at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to such shares on the corresponding dividend payment date notwithstanding the redemption of the Series A Preferred Shares between such dividend record date and the corresponding dividend payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Shares to be redeemed.

The Series A Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under “Restrictions on Transfer” below).

Voting Rights

Holders of Series A Preferred Shares will not have any voting rights, except as set forth below or as otherwise required by law.

If and whenever dividends on any Series A Preferred Shares or any series or class of parity stock shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting our board of directors shall be increased by two and the holders of such Series A Preferred Shares (voting together as a single class with all other parity stock of any other class or series which is entitled to similar voting rights) will be entitled to vote for the election of the two additional directors at any annual meeting of shareholders or at a special meeting of the holders of the Series A Preferred Shares and of any other voting preferred stock called for that purpose. We must call such special meeting upon the request of the holders of record of 10% or more of the Series A Preferred Shares. Whenever dividends in arrears on outstanding Series A Preferred Shares and any other voting preferred stock shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series A Preferred Shares to elect such additional two directors shall cease and the terms of office of such directors shall terminate and the number of directors constituting the board of directors shall be reduced accordingly.

The affirmative vote or consent of at least 66 2/3% of the votes entitled to be cast by the holders of the outstanding Series A Preferred Shares, in addition to any other vote required by our certificate of incorporation or Delaware law, will be required to:

•	authorize the creation of, the increase in the authorized amount of, or the issuance of any shares of any class of stock ranking senior to the Series A Preferred Shares or any security convertible into shares of any class of such senior stock; or

•	amend, alter or repeal any provision of, or add any provision to, our charter, including the certificate of designation establishing the Series A Preferred Shares, if such action would materially adversely affect the powers, rights or preferences of the holders of the Series A Preferred Shares.

An amendment of our charter to authorize, create or increase the authorized amount of junior stock or any shares of any class of parity stock, including additional Series A Preferred Shares, shall not be deemed to materially adversely affect the powers, rights or preferences of the holders of Series A Preferred Shares. No such vote of the holders of Series A Preferred Shares as described above shall be required if provision is made to redeem all Series A Preferred Shares at or prior to the time such amendment, alteration or repeal is to take effect, or when the issuance of any such shares or convertible securities is to be made, as the case may be.

With respect to the exercise of the above-described voting rights, each Series A Preferred Share shall have one vote per share, except that when any other class or series of preferred stock shall have the right to vote with the Series A Preferred Shares as a single class, then the Series A Preferred Shares and such other class or series shall have one vote per $25 of stated liquidation preference.

Conversion Rights

The Series A Preferred Shares are not convertible into or exchangeable for any other property or securities.

Restrictions On Transfer

To qualify to be taxed as a REIT, we must comply with certain ownership limitations with respect to shares of our capital stock. Our charter provides that no person is permitted to acquire or own, directly or indirectly, more than 5% of the aggregate value of the outstanding shares of any class of our capital stock, including the Series A Preferred Shares, unless our board of directors waives this restriction. Our board of directors has waived this restriction to permit any holder of Series A Preferred Shares to acquire or own shares of our capital stock (including Series A Preferred Shares) provided that such holder does not acquire or own, directly or indirectly, (i) shares of our capital stock that equal or exceed 5% of the aggregate value of the outstanding shares of all classes of capital stock or (ii) shares of our common stock that equal or exceed 5% of the aggregate value of the outstanding shares of our common stock. If any unpermitted transfer of the Series A Preferred Shares would result in a person exceeding this limit, all shares owned by that person that are in excess of the limit will be transferred in trust for the benefit of a charitable beneficiary. Within 90 days of receiving notice from us that the shares have been transferred to the trust, the trustee of the trust will sell the shares held in trust and distribute the proceeds from the sale of the shares in the following manner:

•	the prohibited owner whose shares were transferred to the trust will receive the lesser of the amount that the prohibited owner paid for the shares or the amount the trustee receives for the shares; and

•	any further amounts remaining from the sale will be transferred to a charitable beneficiary.

Lack of Public Market

There is no established trading market for the Series A Preferred Shares. Although we intend to apply to list the Series A Preferred Shares on the NYSE, we cannot assure you either that we will make that application, or that it will be accepted. Moreover, while the underwriters have informed us that they intend to make a market in the Series A Preferred Shares, they are not obligated to do so and may discontinue market making activities at any time without notice. Accordingly, we cannot assure you that a trading market for the Series A Preferred Shares will develop. Moreover, if a market for the Series A Preferred Shares does develop, the Series A Preferred Shares could trade below the initial public offering price. The initial public offering price has been determined by agreement between us and the underwriters and may not be indicative of the market price for Series A Preferred Shares after the offering. If a market for the Series A Preferred Shares does not develop, you may be unable to resell the Series A Preferred Shares for an extended period of time, if at all. Future trading prices of the Series A Preferred Shares will depend upon many factors, including among other things, our operating results.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following summary of certain Federal income tax considerations regarding an investment in Series A Preferred Shares is based on current law, is for general information only and is not tax advice. This summary supplements the discussion set forth in the accompanying prospectus under the heading “Federal Income Tax Considerations.” This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances.

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SERIES A PREFERRED SHARES AND OF THE COMPANY’S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Distributions on Series A Preferred Shares

For a discussion of the treatment of dividends and other distributions with respect to the Series A Preferred Shares, see “Federal Income Tax Considerations” in the accompanying prospectus. In determining the extent to which a distribution with respect to the Series A Preferred Shares constitutes a dividend for tax purposes, our earnings and profits will be allocated, on a pro rata basis, first to distributions with respect to any class of preferred stock, including the Series A Preferred Shares, and then to our common stock.

Redemption of Series A Preferred Shares

A redemption of the Series A Preferred Shares will be treated under Section 302 of the Internal Revenue Code as a dividend taxable at ordinary income tax rates (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Internal Revenue Code enabling the redemption to be treated as a sale or exchange of the Series A Preferred Shares. The redemption will satisfy such test if it (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s stock interest in the Company, or (iii) is “not essentially equivalent to a dividend” with respect to the holder, all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code is satisfied with respect to any particular holder of the Series A Preferred Shares will depend upon the facts and circumstances as of the time the determination is made, prospective investors are advised to consult their tax advisors to determine such tax treatment.

If a redemption of the Series A Preferred Shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. A stockholder’s adjusted tax basis in such redeemed Series A Preferred Shares would be transferred to the holder’s remaining stockholdings in our company. If, however, the stockholder has no remaining stockholdings in our company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

Legislative or Other Actions Affecting REITs

The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the Federal laws and interpretations thereof could adversely affect an investment in our stock. We cannot predict whether, when, in what form, or with what effective dates, the tax laws applicable to us, or an investment in our stock, will be changed.

Pursuant to recently issued regulations, if a holder of the Series A Preferred Shares recognizes a loss upon a subsequent disposition of the Series A Preferred Shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving “tax shelters” could apply to require a disclosure filing with the IRS concerning the loss generating transaction. While these regulations are directed towards tax shelters, they are quite broad, and apply to transactions that would not typically be considered tax shelters. In addition, the American Jobs Creation Act of 2004 imposes significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of the Series A Preferred Shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in the transactions involving us (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

UNDERWRITING

Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters named below has severally agreed to purchase from us, the respective number of Series A Preferred Shares set forth after its name below.

Underwriter	Number of Shares
Raymond James & Associates, Inc.	720,000
Stifel, Nicolaus & Company, Incorporated	180,000

Total	900,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the receipt of certain certificates, opinions and letters from us, our attorneys and independent accountants. The underwriting agreement obligates the underwriters to purchase all of the Series A Preferred Shares offered by this prospectus supplement, if any are purchased, other than those shares covered by the over-allotment option described below.

The underwriters initially propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.50 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.45 per share to certain other dealers. The offering of the Series A Preferred Shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of the Series A Preferred Shares in whole or in part. If all of the shares are not sold at the public offering price, the underwriters may change the public offering price and other selling terms.

We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 100,000 additional Series A Preferred Shares from us to cover over-allotments, if any, at the public offering price less the underwriting discount and, with respect to any shares issued on or after February 23, 2005, less an amount per share equal to any dividends or distributions declared by us and payable on the Series A Preferred Shares offered by this prospectus. If purchased, the additional Series A Preferred Shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus supplement are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of Series A Preferred Shares offered in this offering.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Series A Preferred Shares.

Payable by American Land Lease, Inc.

	No Exercise	Full Exercise
Per Share	$0.7875	$0.7875
Total	$708,750	$787,500

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $200,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

Until the offering is completed, SEC rules may limit the ability of the underwriters to bid for and purchase our Series A Preferred Shares. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our Series A Preferred Shares. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of our Series A Preferred Shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares while the offering is in progress.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Series A Preferred Shares. As a result, the price of our Series A Preferred Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

We expect to list the Series A Preferred Shares on the New York Stock Exchange. Trading of the Series A Preferred Shares on the New York Stock Exchange, if listing is approved, is expected to commence within 30 days after initial delivery of the Series A Preferred Shares. The underwriters have advised us that they intend to make a market in the Series A Preferred Shares prior to the commencement of trading on the New York Stock Exchange. The underwriters will have no obligation to make a market in the Series A Preferred Shares, however, and may cease market-making activities, if commenced, at any time.

EXPERTS

The consolidated financial statements of American Land Lease, Inc. incorporated by reference in this prospectus supplement and the prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, to the extent indicated in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Alston & Bird LLP, Raleigh, North Carolina will act as counsel for the underwriters.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and on our website at www.americanlandlease.com. Our Securities Exchange Act of 1934 filing number is 1-13232.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date the prospectus was filed and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

•	Proxy Statement for 2004 Annual Meeting of Stockholders;

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004; and

•	Current Reports on Form 8-K, dated April 29, 2004 (filed May 4, 2004) (Item 5 only), dated February 4, 2005 (filed February 9, 2005) and dated February 14, 2005 (filed February 17, 2005).

You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

American Land Lease, Inc.

Investor Relations

29399 U.S. Hwy 19, North Suite 320

Clearwater, Florida 33761

(727) 726-8868

You should rely only on the information included or incorporated by reference in this memorandum. No person is authorized to provide you with different information.

PROSPECTUS

$200,000,000

AMERICAN LAND LEASE, INC.

By this prospectus, we may offer—

Debt Securities

Preferred Stock

Common Stock

American Land Lease, Inc., a Delaware corporation, is a self-administered and self-managed real estate investment trust, or “REIT”, engaged in the ownership, development, expansion, management and acquisition of residential land lease communities. Residential land lease communities own home sites that are leased to owners of homes situated on the leased land and own various amenities provided for common use by the homeowners.

We may offer from time to time (i) shares of preferred stock, par value $0.01 per share, (ii) shares of common stock, par value $0.01 per share and (iii) senior, senior subordinated or subordinated debt securities, which we refer to herein collectively as the “Debt Securities,” consisting of debentures, notes and/or other unsecured evidences of indebtedness. Our preferred stock, common stock and Debt Securities are collectively referred to herein as the “Securities” and will have an aggregate initial offering price of up to $200,000,000. The Securities may be offered separately or together (in any combination) and as separate series, in any case, in amounts, at prices and on terms to be determined at the time of sale.

The form in which the Securities are to be issued, and the terms of such Securities, including without limitation, their specific designation, aggregate principal amount or initial offering price, maturity, if any, rate and times of payment of interest or dividends, if any, redemption, conversion, exchange and sinking fund terms, if any, voting or other rights, if any, and other specific terms will be set forth in a prospectus supplement, together with the terms of offering of such Securities. If so specified in the applicable prospectus supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The prospectus supplement will also contain information, as applicable, about certain material United States Federal income tax considerations relating to the particular Securities offered thereby. The prospectus supplement will also contain information, where applicable, as to any listing on a national securities exchange of the Securities covered by such prospectus supplement.

Our common stock is listed and traded on the New York Stock Exchange under the symbol “ANL.” On February 16, 2005, the closing sale price of our common stock as reported on the New York Stock Exchange was $23.05 per share.

See “ Risk Factors” beginning on page 1 to read about factors you should consider before buying our Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is February 17, 2005.

Whenever we refer to “American Land Lease,” “ANL,” “we,” “our” or “us” in this prospectus, we mean American Land Lease, Inc. and its subsidiaries, unless the context suggests otherwise. When we refer to “you” or “yours,” we mean the persons to whom offers are made hereunder.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (which we refer to herein as the “SEC”) using a “shelf” registration process. Under this shelf process, we may sell any combination of the Securities described in this prospectus in one or more offerings up to a total dollar amount of $200,000,000. This prospectus provides you with a general description of the Securities we may offer. Each time we sell Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Incorporation by Reference.”

i

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (referred to herein as the “Amendment”) to that certain Registration Statement on Form S-3 (File No. 333-64615) filed with the SEC on September 29, 1998, as amended by Amendment No. 1 thereto filed with the SEC on December 31, 1998 (referred to herein as the “Registration Statement”), is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (referred to herein as the “Securities Act”), by American Land Lease, Inc., a Delaware corporation (referred to in this note as “ANL”), which is the successor to Asset Investors Corporation, a Maryland corporation (referred to in this note as “AIC”), following a statutory merger effective on May 26, 1999 (referred to herein as the “Merger”) for the purpose of changing AIC’s state of incorporation from Maryland to Delaware. Prior to the Merger, ANL had no assets or liabilities other than nominal assets or liabilities. In connection with the Merger, ANL succeeded by operation of law to all of the assets and liabilities of AIC. The Merger was approved by the shareholders of AIC at the Annual Meeting of Shareholders held on May 25, 1999, for which proxies were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (referred to herein as the “Exchange Act”). Except as modified by this Amendment, ANL, as successor issurer to AIC, by virtue of this Amendment, expressly adopts the Registration Statement as its own registration statement for all purposes of the Securities Act and the Exchange Act.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this prospectus and in documents that are incorporated by reference, we have made forward looking statements within the meaning of the federal securities laws. These statements are based on our estimates and assumptions and are subject to a number of risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” or similar expressions.

Our future results could be affected by subsequent events and could differ materially from those expressed in the forward-looking statements. If further events and actual performance differ from our assumptions, our actual results could vary significantly from the performance projected in the forward-looking statements.

The following important factors, along with those discussed elsewhere in this prospectus and in the documents that we incorporate by reference, could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	general economic and business conditions;

•	interest rate changes;

•	financing and refinancing risks;

•	changes in governmental regulations;

•	risks inherent in owning real estate or debt secured by real estate;

•	future development rate of home sites;

•	future rate of home sales at developed sites;

•	competition;

•	the availability of real estate at prices which meet our investment criteria;

•	tax law changes, and our ability to comply with tax laws (including the requirements for qualification as a REIT);

•	our ability to reduce expense levels, implement rent increases and use leverage; and

•	other risks set forth in our SEC filings.

We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

iii

THE COMPANY

We are a Delaware corporation incorporated on May 25, 1999. We have elected to be taxed as a REIT. We are the sole general partner of Asset Investors Operating Partnership, L.P., or the “Operating Partnership,” through which we conduct substantially all of our business. As of September 30, 2004, we held an approximate 88% interest in the Operating Partnership. The Operating Partnership directly and indirectly owns and operates residential land lease communities, develops residential home land lease communities and conducts home sales activities in pursuit of land lease originations in its residential land lease communities.

Wells Fargo Bank Minnesota, N.A. serves as transfer agent and registrar of our common stock. Our principal executive offices are located at 29399 U.S. Hwy 19 North, Suite 320, Clearwater, Florida 33761. Our telephone number is (727) 726-8868.

RISK FACTORS

Our certificate of incorporation limits the amount of outstanding shares of common stock that our stockholders may purchase or own.

Our certificate of incorporation limits the amount of outstanding shares of common stock that our stockholders may purchase or own in various ways. First, it limits direct or indirect ownership of our common stock by any single stockholder to 5% of the outstanding shares unless our board of directors (which we refer to herein as the “Board of Directors”) grants an exemption to a stockholder. Second, our certificate of incorporation also prohibits anyone from buying shares if the purchase could adversely affect our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or if five or fewer individuals, applying broad attribution rules of the Internal Revenue Code of 1986, as amended, or the “Code,” own 50% or more of our shares. Third, our certificate of incorporation limits purchases of our common stock if such purchases would cause us to undergo an ownership change that would limit the availability of our net operating losses. Last, our certificate of incorporation prohibits ownership of our common stock by any person or persons that would cause us to receive income of a nature that would prevent us from satisfying the gross income requirements that apply to REITs. In the event of a violation by you of the ownership provisions described above, the shares of our stock which caused you to violate the ownership requirements would be automatically transferred to a trust for the benefit of a charitable beneficiary and you will be deemed to never have had an interest in those shares of stock. The trust will sell those shares, within a designated period, at which time you will receive the lesser of the price you paid for the shares or the price received by the trustee upon the sale. If the transfer to the trust should not be effective for any reason, the transaction, such as a purchase of shares, would be treated as void and you, the intended owner, would acquire no rights to those shares.

Our certificate of incorporation may limit the ability of a third party to acquire control of us.

The ownership limits in our certificate of incorporation discussed above may have the effect of precluding the acquisition of control of us by a third party without the consent of our board of directors. In addition, our certificate of incorporation authorizes the board of directors to issue up to 1,000,000 shares of preferred stock. Under our certificate of incorporation, the board of directors has the authority to classify, reclassify and issue shares of preferred stock, including the determination of the preferences, rights, powers and restrictions of the preferred stock. The authorization and issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change of control were in our stockholders’ best interests.

There are numerous risks associated with our acquisition activities.

The selective acquisition of residential land lease communities is one component of our growth strategy. However, we may be unable to identify suitable residential land lease communities for acquisition or complete transactions in the future. In addition, the acquisition of residential land lease communities is subject to the risks that:

•	we may be unable to obtain acquisition financing on satisfactory terms or at all, in which case we may be unable to sufficiently leverage our capital to achieve our desired results of operations;

•	once acquired, these residential land lease communities may not perform as projected, and we may be unable to realize projected occupancy and rental rates, in which case these acquisitions may adversely affect our cash flow, net income and funds from operations;

•	we may assume liabilities in connection with these residential land lease communities for which adequate indemnification from the seller or our insurance carriers may not be available; and

•	we may be unable to successfully integrate the personnel and operations of the acquired business, in which case we may be unable to effectively operate the residential land lease communities, which may, in turn, adversely affect our returns.

There are numerous risks associated with our development activities.

The development and expansion of residential land lease communities is one component of our growth strategy. When we develop or expand properties, we are subject to the risks that:

•	costs may exceed original estimates;

•	we may be unable to obtain construction financing on satisfactory terms or at all, in which case we may be unable to develop or expand our properties to achieve our growth objectives;

•	construction and lease-up may not be completed on schedule, which may adversely affect our cash flow, net income and funds from operations; and

•	we may experience difficulties or delays in obtaining necessary zoning, land-use, building, occupancy or other governmental permits and authorizations, which may adversely affect our desired growth rate, expenses, cash flow, net income and funds from operations.

Our debt service obligations may leave us with insufficient cash resources to meet our other working capital and distribution needs.

Our strategy is generally to incur debt to increase the return on our equity. Our organizational documents do not limit the amount of debt that we may incur. As part of our strategy, we most often utilize long-term, fixed-rate debt. Payments of principal and interest may leave us with insufficient cash resources to operate our properties or pay distributions required to be paid in order to maintain our qualification as a REIT. We are also subject to the risk that our cash flow from operations will be insufficient to make required payments of principal and interest, and the risk that existing indebtedness will not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. If we fail to make required payments of principal and interest on any debt, our lenders could foreclose on the properties securing the debt with a resulting loss of income and asset value to us.

Increases in interest rates may increase our interest expense.

From time to time, we may incur debt that is subject to variable interest rates. An increase in interest rates could increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make distributions. At September 30, 2004, 30% of our aggregate debt was subject to variable rates. The base rate for our variable rate debt instruments are based upon either the lender’s prime rate or the 30-day or 90-day London Interbank Offered Rate, or “LIBOR,” plus a spread.

Our real estate investments are subject to numerous risks that are beyond our control.

Our ability to make payments to our investors depends on our ability to generate cash from operations in excess of required debt payments and capital expenditures. Our cash from operations and the value of our properties may be adversely affected by events or conditions which are beyond our control, including the following material risks:

•	the general economic climate;

•	competition from other housing alternatives;

•	local conditions, such as increases in unemployment, oversupply of housing or a reduction in demand, that might adversely affect occupancy or rental rates;

•	increases in operating costs, including real estate taxes, due to inflation and other factors, which may not necessarily be offset by increased rents;

•	changes in governmental regulations and the related costs of compliance;

•	changes in tax laws and housing laws, including the enactment of rent control laws or other laws regulating housing;

•	changes in the interest rate levels and the availability of financing used by our tenants to acquire the homes situated on land we lease;

•	changes in interest rate levels and the availability of financing; and

•	the relative illiquidity of real estate investments.

Our properties may be subject to environmental liabilities.

Various federal, state and local laws subject property owners or operators to liability for the costs of removal or rededication of hazardous substances released on a property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of, or the failure to properly remediate, hazardous substances may adversely affect occupancy at contaminated residential land lease communities and our ability to sell, rent or borrow against contaminated properties. In addition to the costs associated with investigation and rededication actions brought by governmental agencies, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs.

Various laws also impose, on persons who arrange for the disposal or treatment of hazardous or toxic substances, liability for the cost of removal or rededication of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility.

Laws benefiting disabled persons may result in unanticipated expenses.

A number of federal, state and local laws exist to ensure that disabled persons have reasonable access to public buildings. For example, the Americans with Disabilities Act of 1990 requires that all places of public accommodation meet federal requirements related to access and use by disabled persons. Common areas on our properties that are used by our tenants on the property, such as clubhouses, are subject to the Americans with Disabilities Act. Likewise, the Fair Housing Amendments Act of 1988 requires that apartment properties first occupied after March 13, 1990, be accessible to the handicapped. These laws may require modifications to our properties or restrict renovations of our properties. Failure to comply with these laws could result in the imposition of fines, an award of damages to private litigants and/or an order to correct any non-complying feature, which could result in substantial capital expenditures. Although we believe that our properties are substantially in compliance with present requirements, incurrence of unanticipated expenses to comply with laws requiring equal access to the disabled may adversely affect our financial condition.

Our properties may become subject to rent control and other legislation affecting rents which could decrease our revenues.

We presently expect to maintain residential land lease communities, and may purchase additional properties, in markets that are either subject to rent control laws or in which such legislation may be enacted. Enactment of rent control laws has been considered from time to time in jurisdictions in which we operate and are currently in effect at one property that we own, located in New Jersey. State and local laws might limit our ability to increase rents on some of our properties, and thereby, limit our ability to recover increases in operating expenses and the costs of capital improvements.

Our directors and executive officers have substantial influence on us and may use this influence to affect decisions made by our stockholders.

As of December 6, 2004, our executive officers and directors held in the aggregate approximately 19.1% of our common stock, assuming that all the units of the Operating Partnership that they own are redeemed in exchange for our common stock. Furthermore, as of December 6, 2004, they could acquire an additional approximately 10.3% of our common stock, assuming all stock options they have been granted are exercised. Although there is no current agreement, understanding or arrangement for these stockholders to act together on any matter, if they were to act together in the future these stockholders could be in a position to exercise significant influence and control over any decisions made by our stockholders, including the election of directors.

Our Board of Directors may unilaterally implement changes in our investment and financing policies that may affect the interests of our stockholders.

Our investment and financing policies, and our policies with respect to other activities, including growth, debt, capitalization, REIT status and operating policies, are determined by the board of directors. Although the board of directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the board of directors without notice to stockholders or a vote of our stockholders. Accordingly, stockholders have no direct control over changes in our policies and changes in our policies may affect them.

The loss of key executive officers could have an adverse effect on us.

We are dependent on the efforts of our Chairman and Chief Executive Officer, Terry Considine, our President and Chief Operating Officer, Robert G. Blatz, and our Chief Financial Officer and Treasurer, Shannon E. Smith. The loss of their services could have an adverse effect on our operations. We do not currently have employment agreements with, or maintain or contemplate obtaining any “key man” life insurance on, our executive officers.

Mr. Considine does not devote his full time to our business. He is employed, and has business interests, outside of our business. Each of Mr. Blatz and Mr. Smith devotes substantially all of his time to our business.

If we fail to qualify as a REIT, we would be subject to tax at corporate rates and we would not be able to deduct distributions to our stockholders for tax purposes.

Adverse consequences of failure to qualify as a REIT. Although we believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for Federal income tax purposes, the rules regarding REIT qualification are highly technical and complex, and no assurance can be given that the Internal Revenue Service, or the “IRS,” will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. In addition, our ability to qualify depends in part upon the actions of third parties over which we have no control, or only limited influence. For instance, our REIT qualification depends upon the conduct of entities with which we have, or may have in the future, a direct or indirect relationship as lender, lessor, or holder of a non-controlling equity interest.

If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and we would be subject to Federal income tax at regular corporate rates. Unless we were entitled to relief under the tax law, we could not elect to be taxed as a REIT for four years following the year during which we were disqualified. However, if we lose our REIT qualification, our net operating loss that expires between 2007 and 2009 may be available to reduce the amount of income that would otherwise be taxable.

Possible legislative or other acts affecting REITs could have an adverse effect on us. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law could adversely affect our investors. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our investors will be changed.

Even if we qualify as a REIT, other tax liabilities could negatively affect us, and we and our subsidiaries may be subject to Federal, state and local income, property, payroll, excise and other taxes that could reduce operating cash flow.

If we experience an ownership change, our use of net operating losses would be limited. We have a net operating loss carryover of approximately $64.6 million, which is scheduled to expire between 2007 and 2009. Under the Code, if a corporation experiences an “ownership change,” the aggregate amount of net operating losses available to offset otherwise taxable income is generally limited each year to an amount equal to the value of the corporation’s stock at the time of the ownership change multiplied by the long-term tax-exempt rate. In general, an ownership change occurs if one or more large stockholders, including groups of stockholders in some cases, increase their aggregate percentage interest in us by more than 50 percentage points over a three-year period. It is possible that transactions over which we do not have control could cause an ownership change, and result in a limitation on our ability to utilize our net operating losses.

Our distribution requirements may have the effect of reducing our available cash.

As a REIT, we are subject to annual distribution requirements which limit the amount of cash we have available for other business purposes, including amounts to fund our growth. See “Federal Income Tax Considerations—Taxation of the Company—Annual Distribution Requirements.”

Dividends payable by REITs do not qualify for the reduced tax rates under recently enacted tax legislation.

Legislation enacted in 2003 generally reduces the maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates from 38.6% to 15% (through 2008). Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Potential losses may be uninsured.

We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance with respect to the properties that we own with policy specifications, limits, and deductibles customarily carried for similar properties. Some types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, hurricanes, floods (in some circumstances), riots, or acts of war or terrorism. In particular, because many of our properties are located in Florida, we and our tenants may be more susceptible to losses due to hurricanes and floods. In the event that one of our communities is subject to a casualty that results in our tenant’s home being destroyed, insurance proceeds may not be sufficient to replace the rental income lost from the expiration of the tenant’s lease term until such time as we are able to originate a new ground lease through our home sales operation. Because we have a diversified portfolio of residential land lease communities that we believe presents a target of lower interest relative to alternative targets, and because of our inability to obtain such specialized coverage at rates that correspond to the perceived level of risk, we may elect not to purchase insurance for losses caused by acts of terrorism. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flow from affected properties that we own.

An increase in prevailing interest rates, a decrease in our annual distributions, or an increase in dividends on comparable REIT securities could adversely affect the market price of our common stock.

An increase in prevailing interest rates, a modification or elimination of our distributions or an increase in distributions on comparable REIT securities could adversely affect the market price.

The price of our common stock may be volatile.

The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced, from time to time, price and volume fluctuations that have affected the market prices of many companies. Such broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings available to cover fixed charges for each of the periods indicated is as follows:

Fiscal Year Ended
	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003
Ratio of earnings to fixed charges	1.7x	0.8x	1.1x	1.4x	1.8x

For the purpose of calculating this ratio, earnings consist of income before minority interest plus fixed charges (other than any interest which has been capitalized). Fixed charges consist of interest expense (including amortization of loan costs), interest which has been capitalized, and the interest component of rental expense.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the table above.

USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the Securities for working capital and general corporate purposes, which may include the repayment of outstanding indebtedness, the financing of future acquisitions (which may include real properties, interests therein or real estate-related securities) and the improvement of certain of the properties in which we have an interest. Pending the use thereof, we intend to invest any net proceeds in short-term, interest-bearing securities.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities to which any prospectus supplement may relate. The particular terms of the Debt Securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the prospectus supplement relating to such Debt Securities.

The Debt Securities may be issued, from time to time, in one or more series, and will constitute either senior Debt Securities (which we refer to herein as “Senior Debt Securities”), senior subordinated Debt Securities (which we refer to herein as “Senior Subordinated Debt Securities”) or subordinated Debt Securities (which we refer to herein as “Subordinated Debt Securities”). Senior Debt Securities may be issued under an Indenture, referred to herein as the “Senior Debt Securities Indenture,” to be entered into between us and a trustee to be named in the applicable prospectus supplement. The Senior Subordinated Debt Securities may be issued from time to time under an Indenture, referred to herein as the “Senior Subordinated Debt Securities Indenture,” to be entered into between us and a trustee to be named in the applicable prospectus supplement. The Subordinated Debt Securities may be issued from time to time under an Indenture, referred to herein as the “Subordinated Debt Securities Indenture,” to be entered into between us and a trustee to be named in the applicable prospectus supplement. The Debt Securities may be convertible or non-convertible.

The Senior Debt Securities Indenture, the Senior Subordinated Debt Securities Indenture, and the Subordinated Debt Securities Indenture are referred to herein individually as an “Indenture” and, collectively, as the “Indentures.” Forms of the Indentures will be filed as exhibits to the Registration Statement of which this prospectus is a part or incorporated by reference from documents subsequently incorporated herein by reference. The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (which we refer to herein as the “TIA”). Capitalized terms used in this section which are not otherwise defined in this prospectus shall have the meanings set forth in the Indenture to which they relate. The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the material provisions of the Debt Securities and the Indentures, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures and the Debt Securities, including the definitions therein of certain terms.

The Debt Securities will be our direct, unsecured obligations. The Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. Under the Indentures, we will have the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the holders of previously issued series of Debt Securities, in an aggregate principal amount determined by us.

The applicable prospectus supplement or prospectus supplements relating to any Senior Subordinated Debt Securities or Subordinated Debt Securities will set forth the aggregate amount of outstanding indebtedness, as of the most recent practicable date, that by the terms of such Debt Securities would be senior to such Debt Securities and any limitation on the issuance of additional senior indebtedness.

Debt Securities may be issued and sold at a discount below their principal amount, which we refer to herein as “Discount Securities.” Special United States Federal income tax considerations applicable to Debt Securities issued with original issue discount, including Discount Securities, will be described in more detail in any applicable prospectus supplement. Even if Debt Securities are not issued at a discount below their principal amount, such Debt Securities may, for United States Federal income tax purposes, be deemed to have been issued with “original issue discount,” or “OID,” because of certain interest payment characteristics. In addition, special United States Federal tax considerations or other restrictions or terms applicable to any Debt Securities offered exclusively to United States aliens or denominated in a currency other than United States dollars will be set forth in a prospectus supplement relating thereto.

The applicable prospectus supplement or prospectus supplements will describe, among other things, the following terms of the Debt Securities offered thereby, which we refer to herein as the “Offered Debt Securities”:

(i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) whether the Offered Debt Securities may be represented initially by a Debt Security in temporary or permanent global form, and if so, the initial depositary with respect to such temporary or permanent global Debt Security and whether the circumstances under which beneficial owners of interests in any such temporary or permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination; (iv) the price or prices at which the Offered Debt Securities will be issued; (v) the date or dates on which the principal of the Offered Debt Securities is payable or the method of determination thereof; (vi) the place or places where and the manner in which the principal of and premium, if any, and interest, if any, on such Offered Debt Securities will be payable and the place or places where such Offered Debt Securities may be presented for transfer and, if applicable, conversion or exchange; (vii) the rate or rates at which the Offered Debt Securities will bear interest, or the method of calculating such rate or rates, if any, and the date or dates from which such interest, if any, will accrue; (viii) the dates, if any, on which any interest on the Offered Debt Securities will be payable (which we refer to herein as the “Interest Payment Dates”), and the regular record date for any interest payable on any Offered Debt Securities (which we refer to herein as the “Regular Record Date”); (ix) the right or obligation, if any, of us to redeem or purchase Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased, in whole or part, and any provisions for the remarketing of such Debt Securities; (x) whether such Offered Debt Securities are convertible or exchangeable into our other debt or equity securities, and, if so, the terms and conditions upon which such conversion or exchange will be effected including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions; (xi) any terms applicable to such Offered Debt Securities issued at original issue discount below their stated principal amount, including the issue price thereof and the rate or rates at which such original issue discount will accrue; (xii) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration or acceleration of the maturity thereof pursuant to an event of default; (xiii) any modifications of or additions to our events of default or covenants with respect to such Offered Debt Securities that are not inconsistent with this prospectus; (xiv) any special United States Federal income tax considerations applicable to the Offered Debt Securities; and (xv) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture. The applicable prospectus supplement will also describe the following terms of any series of Senior Subordinated Debt Securities or Subordinated Debt Securities offered hereby in respect of which this prospectus is being delivered: (a) the rights, if any, to defer payments of interest on the Senior Subordinated Debt Securities or Subordinated Debt Securities of such series by extending the interest payment period, and the duration of such extensions and (b) the subordination terms of the Senior Subordinated Debt Securities or Subordinated Debt Securities of such series. The foregoing is not intended to be an exclusive list of the terms that may be applicable to any Offered Debt Securities and shall not limit in any respect our ability to issue Debt Securities with terms different from or in addition to those described above or elsewhere in this prospectus provided that such terms are not inconsistent with this prospectus. Any such prospectus supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

Since our operations are currently conducted through the Operating Partnership, our cash flow and consequent ability to service debt, including the Debt Securities, are dependent, in large part, upon the earnings of the Operating Partnership and the distribution of those earnings to us, whether by distributions or dividends, loans or otherwise. The payment of distributions or dividends and the making of loans and advances to us by the Operating Partnership may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of us to receive assets of any of the Operating Partnership upon its liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of the Operating Partnership’s creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of the Operating Partnership, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

Convertibility

No series of Debt Securities that may be issued and sold pursuant hereto will be convertible into, or exchangeable for, other securities or property, except as set forth in the applicable prospectus supplement, which will set forth the terms and conditions upon which such conversion or exchange may be effected, including the initial conversion or exchange rate and any adjustments thereto, the conversion or exchange period and any other conversion or exchange provisions.

Form, Exchange, Registration and Transfer

The Debt Securities of a series may be issued solely as registered Debt Securities. Debt Securities of a series may be issuable in whole or in part in the form of one or more global Debt Securities, as described below under “Global Debt Securities.” Unless otherwise indicated in an applicable prospectus supplement, Debt Securities will be issuable in denominations of $1,000 and integral multiples thereof. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor.

Debt Securities may be presented for exchange as provided above and, unless otherwise indicated in an applicable prospectus supplement, may be presented for registration of transfer, at our office or agency designated as registrar or co-registrar with respect to such series of Debt Securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the Indenture. Such transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by us upon such registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. We intend to initially appoint the trustee for the Offered Debt Securities as the registrar for such Offered Debt Securities and the name of any different or additional registrar designated by us with respect to the Offered Debt Securities will be included in the prospectus supplement relating thereto. If a prospectus supplement refers to any transfer agents (in addition to the registrar) designated by us with respect to any series of Debt Securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that we will be required to maintain a transfer agent in the Borough of Manhattan, The City of New York. We may at any time designate additional transfer agents with respect to any series of Debt Securities.

In the event of any partial redemption of Debt Securities of any series, we will not be required to (i) issue, register the transfer of or exchange Debt Securities of that series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part.

Payment and Paying Agent

Unless otherwise indicated in an applicable prospectus supplement, payment of principal of, and interest, if any, on, Debt Securities will be made at the office of such paying agent or paying agents as we may designate from time to time, except that, at our option, payment of principal or interest may be made by check or by wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest.

Unless otherwise indicated in an applicable prospectus supplement, the trustee for the Offered Debt Securities will be designated as our sole paying agent for payments with respect to the Offered Debt Securities. Any other paying agents initially designated by us for the Offered Debt Securities will be named in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in the Borough of Manhattan, The City of New York.

All monies paid by us to a paying agent for the payment of principal of, or interest, if any, on, any Debt Security which remains unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to us, and the holder of such Debt Security or any coupon will thereafter look only to us for payment thereof.

Global Debt Securities

The Debt Securities of a series may be issued in whole or in part in global form. A Debt Security in global form will be deposited with, or on behalf of, a depositary, which will be identified in the applicable prospectus supplement. A global Debt Security may be issued only in registered form and in either temporary or permanent form. A Debt Security in global form may not be transferred except as a whole to the depositary for such Debt Security or to a nominee or successor of such depositary. If any Debt Securities of a series are issuable in global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of and interest, if any, on any such global Debt Security and the specific terms of the depositary arrangement with respect to any such global Debt Security.

Mergers and Sales of Assets

We may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other things, (i) the resulting, surviving or transferee person (if other than us) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes all our obligations under the Debt Securities and the Indenture, and (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred or be continuing under the Indenture. Upon the assumption of our obligations by a person to whom such properties or assets are conveyed, transferred or leased, subject to certain exceptions, we shall be discharged from all obligations under the Debt Securities and the Indenture.

Events of Default

Each Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to each series of the Debt Securities outstanding thereunder individually, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal amount (or, if any of the Debt Securities of such series are Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of the Debt Securities of such series to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may rescind such a declaration.

Under each Indenture, an Event of Default is defined as, with respect to each series of Debt Securities outstanding thereunder individually, any of the following: (i) default in payment of the principal of any Debt Securities of such series; (ii) default in payment of any interest on any Debt Securities of such series when due, continuing for 30 days (or 60 days, in the case of Senior Subordinated Debt Securities or Subordinated Debt Securities); (iii) default by us in compliance with our other agreements in the Debt Securities of such series or the Indenture relating to the Debt Securities of such series upon the receipt by us of notice of such default given by the trustee for such Debt Securities or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series and our failure to cure such default within 60 days after receipt by us of such notice; (iv) certain events of bankruptcy or insolvency; and (v) any other Event of Default set forth in an applicable prospectus supplement with respect to the Debt Securities of such series.

The trustee shall give notice to holders of the Debt Securities of any continuing default known to the trustee within 90 days after the occurrence thereof; provided, that the trustee may withhold such notice, as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders.

The holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Debt Securities of such series; provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. With respect to each series of Debt Securities, no holder will have any right to pursue any remedy with respect to the Indenture or such Debt Securities, unless (i) such holder shall have previously given the trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series; (ii) the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series shall have made a written request to the trustee to pursue such remedy; (iii) such holder or holders have offered to the trustee reasonable indemnity satisfactory to the trustee; (iv) the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series have not given the trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the trustee shall have failed to comply with the request within such 60-day period.

Notwithstanding the foregoing, the right of any holder of any Debt Securities to receive payment of the principal of and interest in respect of such Debt Securities on the date specified in such Debt Securities as the fixed date on which an amount equal to the principal of such Debt Securities or an installment of principal thereof or interest thereon is due and payable (which we refer to herein as the “Stated Maturity” or “Stated Maturities”) or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder’s consent. The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive an existing default with respect to such series and its consequences, other than (i) any default in any payment of the principal of, or interest on, any Debt Securities of such series or (ii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each of the outstanding Debt Securities of such series affected as described in “Modification and Waiver” below.

Each Indenture provides that we shall deliver to the trustee within 120 days after the end of each fiscal year an officers’ certificate stating whether or not the signers know of any default that occurred during such period.

Modification and Waiver

We and the trustee may execute a supplemental indenture without the consent of the holders of the Debt Securities (i) to add to our covenants, agreements and obligations for the benefit of the holders of all the Debt Securities of any series or to surrender any right or power conferred in the Indenture upon us; (ii) to evidence the succession of another corporation, partnership or other Person to us and the assumption by it of our obligations under the Indenture and the Debt Securities; (iii) to establish the form or terms of Debt Securities of any series as permitted by the Indenture; (iv) to provide for the acceptance of appointment under the Indenture of a successor trustee with respect to the Debt Securities of one or more series and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee; (v) to cure any ambiguity, defect or inconsistency; (vi) to add to, change or eliminate any provisions (which addition, change or elimination may apply to one or more series of Debt Securities), provided that any such addition, change or elimination does not (a) apply to any Debt Securities of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision or (b) modify the rights of the holder of any such Debt Securities with respect to such provision; (vii) to secure the Debt Securities; or (viii) to make any other change that does not adversely affect the rights of any holder of Debt Securities.

Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by such supplemental indenture, we and the trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of the Indenture with respect to such series of Debt Securities or modify in any manner the rights of the holders of the Debt Securities of such series; provided that no such supplemental indenture will, without the consent of the holder of each such outstanding Debt Security affected thereby (i) change the stated maturity of the principal of, or any installment of principal or interest on, any such Debt Security or any premium payable upon redemption or repurchase thereof, or reduce the amount of principal of any Debt Security that is a Discount Security and that would be due and payable upon declaration of acceleration of maturity thereof; (ii) reduce the principal amount of, or the rate of interest on, any such Debt Security; (iii) change the place or currency of payment of principal or interest, if any, on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of holders of Debt Securities of any series necessary to modify or amend the Indenture for such Debt Securities; (vi) modify the foregoing requirements or reduce the percentage in principal amount of outstanding Debt Securities of any series necessary to waive any covenant or past default; or (vii) in the case of Senior Subordinated Debt Securities or Subordinated Debt Securities, amend or modify any of the provisions of such Indenture relating to subordination of the Debt Securities in any manner adverse to the holders of such Debt Securities. Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive certain past defaults and may waive compliance by us with certain of the restrictive covenants described above or in any supplemental indenture or prospectus supplement with respect to the Debt Securities of such series.

Discharge and Defeasance

Unless otherwise indicated in an applicable prospectus supplement, each Indenture provides that we may satisfy and discharge obligations thereunder with respect to the Debt Securities of any series by delivering to the trustee for cancellation all outstanding Debt Securities of such series or depositing with the trustee, after such outstanding Debt Securities have become due and payable, cash sufficient to pay at Stated Maturity all of the outstanding Debt Securities of such series and paying all other sums payable under the Indenture with respect to such series.

In addition, unless otherwise indicated in an applicable prospectus supplement, each Indenture provides that: we (a) shall be discharged from our obligations in respect of the Debt Securities of such series (which we refer to herein as “defeasance and discharge”), or (b) may cease to comply with certain restrictive covenants (which we refer to herein as “covenant defeasance”), including those described under “Mergers and Sales of Assets,” and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, in each case, at any time prior to the Stated Maturity or redemption thereof, when we have irrevocably deposited with the trustee, in trust, (i) sufficient funds to pay the principal of and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of direct obligations of, or obligations the principal of (and premium, if any) and interest on which are fully guaranteed by, the government of the United States and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any) and interest to Stated Maturity (or redemption) on, the Debt Securities of such series. Upon such defeasance and discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment. In addition, under present law such defeasance and discharge is likely to be treated as a redemption of the Debt Securities of that series prior to maturity in exchange for such money or United States government obligations. In that event, each holder would generally recognize, at the time of defeasance, gain or loss measured by the difference between the amount of such money and the fair market value of the United States government obligations deemed received and such holder’s tax basis in the Debt Securities deemed surrendered. Thereafter, each holder would likely be treated as if such holder held an undivided interest in the money (or investments made therewith) or the United States government obligations (or investments made with interest received therefrom), would generally be subject to tax liability in respect of interest income and/or original issue discount, if applicable, thereon and would recognize any gain or loss upon any disposition, including redemption, of such assets or obligations. Although tax might be owed, the holder of a defeased Debt Security would not receive any cash until the maturity or an earlier redemption of the Debt Security (except for current payments of interest on the Debt Securities of that issue). Such tax treatment could affect the purchase price that a holder would receive upon the sale of the Debt Securities. Holders are urged to consult their own tax advisors with respect to the tax treatment of defeasance of any Debt Securities.

The Trustees

The Senior Debt Securities trustee, the Senior Subordinated Debt Securities trustee and the Subordinated Debt Securities trustee will be named in the applicable prospectus supplement. Each trustee will be permitted to engage in other transactions with us and each of our subsidiaries; however, if a trustee acquires any conflicting interest, it must eliminate such conflict or resign.

DESCRIPTION OF PREFERRED STOCK

General

Under our certificate of incorporation, we may issue, from time to time, shares of one or more classes or series of preferred stock. The following description sets forth certain general terms and provisions of the preferred stock. The particular terms of any class or series of preferred stock offered by any prospectus supplement, and the extent, if any, to which these general provisions may apply to the class or series of preferred stock so offered will be described in the prospectus supplement. The following summary of the material provisions of the preferred stock does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, articles supplementary relating to a specific class or series of preferred stock, which will be in the form filed as an exhibit to or incorporated by reference in the Registration Statement that includes this prospectus at or prior to the time of issuance of such series of preferred stock.

As of December 1, 2004, our certificate of incorporation authorized the issuance of up to 13,000,000 shares of capital stock, of which 1,000,000 shares may be classified or reclassified as preferred stock. Our board of directors (which we refer to herein as the “Board of Directors” or the “Board”) is authorized to issue shares of preferred stock, in one or more classes or series, and may classify and reclassify any of our unissued capital stock into shares of preferred stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of capital stock including, but not limited to, ownership restrictions consistent with the Ownership Limit (defined below under “Description of Common Stock—Restrictions on Transfer and Ownership”) with respect to each class or subclass of capital stock, and the number of shares constituting each class or series, and to increase or decrease the number of shares of any such class or series, to the extent permitted by the Delaware General Corporation Law (which we refer to herein as the “DGCL”) and our certificate of incorporation.

The Board of Directors is authorized to determine for each class or series of preferred stock, and the prospectus supplement will set forth with respect to each class or series that may be issued and sold pursuant hereto:

•	the designation of such shares and the number of shares that constitute such class or series;

•	the dividend rate (or the method of calculation thereof), if any, on the shares of such class or series and the priority as to payment of dividends with respect to other classes or series of our capital stock;

•	the dividend periods (or the method of calculation thereof);

•	the voting rights of the shares;

•	the liquidation preference and the priority as to payment of such liquidation preference with respect to other classes or series of our capital stock and any other rights of the shares of such class or series upon any liquidation or winding up of us;

•	whether and on what terms the shares of such class or series will be subject to redemption or repurchase at our option;

•	whether and on what terms the shares of such class or series will be convertible into or exchangeable for other of our debt or equity securities;

•	whether the shares of such class or series of preferred stock will be listed on a securities exchange;

•	any special United States Federal income tax considerations applicable to such class or series of preferred stock; and

•	the other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such class or series of preferred stock not inconsistent with our certificate of incorporation and Delaware law.

Convertibility

No class or series of preferred stock that may be issued and sold pursuant hereto will be convertible into, or exchangeable for, other securities or property, except as set forth in the applicable prospectus supplement, which will set forth the terms and conditions upon which such conversion or exchange may be effected, including the initial conversion or exchange rate and any adjustments thereto, the conversion or exchange period and any other conversion or exchange provisions.

Dividends

Holders of shares of preferred stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, dividends payable at such dates and at such rates, if any, as set forth in the applicable prospectus supplement.

Unless otherwise set forth in the applicable prospectus supplement, each class or series of preferred stock that may be issued and sold pursuant hereto will rank junior as to dividends to any class or series of preferred stock that may be issued in the future that is expressly made senior as to dividends. If at any time we have failed to pay accrued dividends on any such senior preferred stock at the time such dividends are payable, we may not pay any dividend on junior preferred stock or redeem or otherwise repurchase shares of junior preferred stock until such accumulated but unpaid dividends on such senior preferred stock have been paid or set aside for payment in full by us.

Unless otherwise set forth herein or in the applicable prospectus supplement relating to any class or series of preferred stock that may be issued and sold pursuant hereto, no dividends (other than dividends payable in common stock, or other capital stock ranking junior to the preferred stock of any class or series as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon any common stock, or any of our other capital stock ranking junior to or on a parity with the preferred stock of such class or series as to dividends, nor shall any common stock, or any of our other capital stock ranking junior to or on a parity with the preferred stock of such class or series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by us (except by conversion into or exchange for our other capital stock ranking junior to the preferred stock of such series as to dividends and upon liquidation) unless:

•	if such class or series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of such class or series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for all past dividend periods and the then current dividend period; and

•	if such class or series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of such class or series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period;

provided, however, that any monies theretofore deposited in any sinking fund with respect to any preferred stock in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full cumulative dividends upon shares of the preferred stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment; and provided, further, that any junior or parity preferred stock, or common stock, may be converted into or exchanged for our stock ranking junior to the preferred stock as to dividends.

The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

Redemption and Sinking Fund

No class or series of preferred stock that may be issued and sold pursuant hereto will be redeemable or be entitled to receive the benefit of a sinking fund, except as set forth in the applicable prospectus supplement, which will set forth the terms and conditions thereof, including the dates and redemption prices of any such redemption, any conditions thereto, and any other redemption or sinking fund provisions.

Liquidation Rights

Unless otherwise set forth herein or in the applicable prospectus supplement, in the event of any liquidation, dissolution or winding up of us, the holders of shares of each class or series of preferred stock that may be issued and sold pursuant hereto are entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to holders of any other shares of preferred stock ranking junior to such class or series of preferred stock as to rights upon liquidation, dissolution or winding up, or holders of common stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable prospectus supplement for such class or series of preferred stock plus any dividends accumulated and accrued but unpaid to the date of final distribution; but the holders of each class or series of preferred stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of our capital stock ranking senior to such class or series of preferred stock as to the rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any liquidation, dissolution or winding up of us, the amounts payable with respect to any class or series of preferred stock, and any other preferred stock ranking as to any such distribution on a parity with the preferred stock are not paid in full, the holders of the preferred stock and such other parity preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in a prospectus supplement for a class or series of preferred stock, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of our preferred stock will not be entitled to any further participation in any distribution of assets by us. For these purposes, neither a consolidation or merger of us with another corporation nor a sale of securities shall be considered a liquidation, dissolution or winding up of us.

Voting Rights

Unless otherwise set forth in the applicable prospectus supplement, holders of shares of preferred stock that may be issued and sold pursuant hereto will have one vote for each share held. Holders of preferred stock that may be issued and sold pursuant hereto will not have any voting rights except as set forth herein or in the applicable prospectus supplement, or as otherwise from time to time required by law.

Restrictions on Transfer and Ownership

Preferred stock that may be issued and sold pursuant hereto will have restrictions on its transfer and ownership. See “Description of Common Stock—Restrictions on Transfer and Ownership” for restrictions that apply generally to the ownership and transfer of our capital stock. Any specific restrictions on transfer and ownership of any preferred stock that may be issued and sold pursuant hereto will be set forth in the applicable prospectus supplement.

Miscellaneous

The holders of preferred stock will have no preemptive rights. The preferred stock that may be issued and sold pursuant hereto, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Shares of preferred stock redeemed or otherwise reacquired by us shall resume the status of authorized and unissued shares of preferred stock undesignated as to class or series except as may be set forth in the applicable prospectus supplement, and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the preferred stock while there is any arrearage on sinking fund installments except as may be set forth in an applicable prospectus supplement. Payment of dividends on, and the redemption or repurchase of, any class or series of preferred stock may be restricted by loan agreements, indentures and other agreements entered into by us. The accompanying prospectus supplement will describe any material contractual restrictions on such dividend payments.

No Other Rights

The shares of a class or series of preferred stock that may be issued and sold pursuant hereto will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable prospectus supplement or our certificate of incorporation or as otherwise required by law.

Transfer Agent and Registrar

The transfer agent and registrar for each class or series of preferred stock that may be issued and sold pursuant hereto will be designated in the applicable prospectus supplement.

DESCRIPTION OF COMMON STOCK

General

As of December 1, 2004, our certificate of incorporation authorizes the issuance of up to 12,000,000 shares of common stock. As of October 19, 2004, there were approximately 7,349,000 shares of common stock issued and outstanding.

Except as otherwise provided by our certificate of incorporation or under Delaware law, holders of common stock are entitled to one vote per share for the election of directors and for all other matters to be voted on by our stockholders. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to the prior rights of the holders of any series of preferred stock, whether currently outstanding or designated and issued in the future. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.

Our common stock is traded on the New York Stock Exchange under the symbol “ANL.” Wells Fargo Bank Minnesota, N.A. is the stock transfer agent and registrar for our common stock.

Restrictions on Transfer and Ownership

For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the shares of our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (see “Federal Income Tax Considerations—Requirements for Qualification”). Because the Board of Directors believes that it is desirable for us to continue to qualify as a REIT, the Board of Directors has adopted, and the stockholders have approved, provisions of our certificate of incorporation restricting the acquisition of shares of our capital stock, which are applicable to our common stock. All certificates representing shares of our capital stock shall bear a legend referring to the restrictions described herein.

Subject to certain exceptions specified in our certificate of incorporation, no holder may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Code and Rule 13d-3 under the Exchange Act, more than 5% of the outstanding shares of our capital stock, which we refer to herein as the “Ownership Limit.” Under certain conditions, the Board of Directors may waive the Ownership Limit. As a condition of such waiver, the Board of Directors may require a ruling from the IRS, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors with respect to preserving our REIT status.

Our certificate of incorporation contains provisions that limit acquisitions or ownership of shares of our capital stock:

•	in excess of the Ownership Limit;

•	that would result in us being “closely held” within the meaning of Section 856(h) of the Code;

•	that would result in us being deemed to own an interest in a tenant such that the income derived by us from such tenant would cause us to fail to satisfy any of the gross income requirements applicable to REITs;

•	that would cause us to undergo an “ownership change” within the meaning of the Code;

•	that would cause us to be beneficially owned by fewer than 100 persons; or

•	that would otherwise result in our failing to qualify as a REIT.

Shares of our capital stock transferred in excess of the Ownership Limit or other applicable limitations described above will automatically be transferred to a trust for the exclusive benefit of a Charitable Beneficiary (as defined in our certificate of incorporation) to be designated by us. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting rights (except for certain restrictions as set forth in our certificate of incorporation) and dividend rights pertaining to such shares. Within 90 days of receiving notice from us that such shares have been transferred to the trust, the trustee of the trust shall sell the shares held in the trust to a person, designated by the trustee, whose ownership will not violate the Ownership Limit. Upon a sale of such shares by the trustee, the interest of the Charitable Beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (i) such transferee’s original purchase price (or the market value of such shares on the date of the violative transfer if purportedly acquired by gift or devise) and (ii) the price received by the trustee and, second, any remainder to the charitable beneficiary. In addition, shares of stock held in such trust are purchasable by us at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that we determine to purchase the stock. If the transfer of shares to the trust as described above should not be effective for any reason, the transaction, such as a purchase of shares, that violates the terms of our certificate of incorporation will be treated as void, and the intended owner will acquire no rights to those shares.

Prior to any transfer or transaction which would cause a stockholder to own, directly or by virtue of the attribution provisions of the Code and Rule 13d-3 under the Exchange Act, shares in excess of the Ownership Limit, such stockholder must provide us with a written notice containing the information specified in our certificate of incorporation at least 15 days prior to any such transfer or transaction.

All persons who own, directly or by virtue of the attribution provisions of the Code and Rule 13d-3 under the Exchange Act, shares of our capital stock in excess of the Ownership Limit must file a written statement with us containing the information specified in our certificate of incorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to us in writing such additional information as we may request in order to determine the effect, if any, of such stockholder’s ownership on our status as a REIT, to ensure compliance with the Ownership Limit and for other tax or compliance reasons.

The ownership limitations may have the effect of precluding the acquisition of control of us by a third party unless the Board of Directors determines that maintenance of REIT status is no longer in our best interests.

Certain Provisions of Our Certificate of Incorporation and Bylaws

Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy context or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. Our bylaws may be altered, amended, repealed or adopted by our stockholders or the Board of Directors. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

Classified Board of Directors. Our certificate of incorporation and bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with as near as possible to one-third of the Board of Directors being elected each year. As a result, at least two annual meetings of stockholders may be necessary to change a majority of the directors.

Special Stockholder Meetings. Our bylaws provide that, unless otherwise required by law or by our certificate of incorporation, only a majority of the Board of Directors, a majority of the Independent Directors (as defined in the bylaws) or the chairman of the board may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.

No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

PLAN OF DISTRIBUTION

We may sell the Securities to one or more underwriters for public offering and sale by us or may sell the Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in the applicable prospectus supplement.

Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the Securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or commissions from the purchasers for whom they may act as agent. The maximum commission or discount to be received by any NASD member or independent broker/dealer will not be greater than 10% plus 0.5% for due diligence expenses for the sale of the Securities registered hereunder.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If a dealer is utilized in the sale of the Securities in respect of which this prospectus is delivered, we will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase Securities from us at the public offering price set forth in such prospectus supplement pursuant to Delayed Delivery Contracts (which we refer to herein as “Contracts”) providing for payment and delivery on the date or dates stated in such prospectus supplement. Each Contract will be for an amount not less than, and the aggregate principal amount or number of Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts or numbers stated in the applicable prospectus supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will, in all cases, be subject to our approval. Such Contracts will not be subject to any conditions except (a) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) if the Securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount or number of the Securities less the principal amount or number thereof covered by the Contracts. The prospectus supplement will set forth the commission payable for solicitation of such Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

Until the distribution of the Securities offered pursuant to any prospectus supplement is completed, the SEC’s rules may limit the ability of any underwriter participating in such distribution to bid for and purchase the Securities offered thereby and other of our securities. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize or maintain the price of such securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such securities. If any such underwriter creates a short position in such securities in connection with the offering, such underwriter may reduce such short position by purchasing securities.

In general, bids for or purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such bids or purchases.

Neither we nor any underwriter participating in any distribution makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the offered Securities or of our other securities. In addition, neither we nor any such underwriter makes any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Certain of the underwriters, if any, and their affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

The Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for any of the Securities.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material federal income tax consequences of an investment in stock or securities of American Land Lease, Inc. This summary supercedes in its entirety the summary under the heading “Federal Income Tax Considerations” contained in previously filed versions of this registration statement. For purposes of this section, references to the Company mean only American Land Lease, Inc., and do not include its subsidiaries, except as otherwise required by the context. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect. You should note that all of these sources of tax law are subject to change, possibly with retroactive effect. This summary is also based upon the assumption that the operation of the Company and its subsidiaries and affiliated entities will be in accordance with their respective organizational documents or partnership agreements. This summary is for general information only and does not purport to discuss all aspects of Federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	holders who receive Company stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding Company stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

and, except to the extent discussed below:

•	tax exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their stock or securities as “capital assets,” which generally means as property held for investment. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this registration statement. No assurances can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

THE FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR STOCK AND SECURITIES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, EXCHANGING, OR OTHERWISE DISPOSING OF COMPANY STOCK OR SECURITIES, AND OF THE ELECTION OF THE COMPANY TO BE TREATED FOR FEDERAL INCOME TAX PURPOSES AS A REIT.

TAXATION OF THE COMPANY

The Company elected to be taxed as a REIT commencing with its initial taxable year ended December 31, 1986. The Company believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT, and intends to continue to operate in such a manner. No assurance can be given, however, that the Company was organized and has operated in each year in such a manner as to qualify as a REIT.

Tax Opinion

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification tests imposed upon REITs by the Code. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for Federal income tax purposes of certain affiliated entities, including the qualification of Commercial Assets Inc. as a REIT prior to the merger of Commercial Assets into the Company that occurred in 2000. The ability of the Company to qualify as a REIT requires, among other things, that either (a) notes issued by a trust in which the Company, as successor to Commercial Assets, has held an indirect interest are classified for Federal income tax purposes as indebtedness, or (b) notwithstanding any failure of the trust notes to be treated as indebtedness for Federal income tax purposes, the Company, as successor to Commercial Assets, had reasonable cause for any resultant failure to satisfy the income tests applicable to REITs. In addition, the ability of the Company to qualify as a REIT also depends in part upon the operating results, organizational structure and entity classification for Federal income tax purposes of certain affiliated entities. See “—Effect of Subsidiary Entities,” “—Income Tests,” and “—Tax Aspects of Investments in Partnerships.” While the Company intends to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge its qualification, or that it will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Ernst & Young LLP (“Ernst & Young”) has issued an opinion substantially to the effect that the trust notes issued by the trust in which Commercial Assets held an indirect interest are more likely than not to be treated as indebtedness for Federal income tax purposes. If the notes issued by the trust are treated as indebtedness for Federal income tax purposes, then Commercial Assets, which established the trust, and the Company as successor to Commercial Assets, would have continued to be treated as the owner of all of the trust’s assets, notwithstanding the issuance of the notes. Commercial Assets would also be treated, for Federal income tax purposes, as deriving all of the items of gross income earned by the trust, consisting of mortgage interest that qualifies for purposes of the REIT gross income tests described below, and as having made the largely offsetting interest payments with respect to the notes. Some uncertainty exists as to the proper tax classification of the notes because of the substantial leverage maintained by the trust, and because principal payments are generally made pro rata on the different classes of notes and the residual interest in the trust, rather than by making principal payments with respect to only the senior-most outstanding class until that class is repaid in full. Even if the notes are not classified as indebtedness for Federal income tax purposes, and, as a result, Commercial Assets (and the Company, as successor to the trust interests) fails to satisfy the gross income requirements that apply to REITs, it may nonetheless maintain its qualification as a REIT by showing that it had reasonable cause for the failure and by satisfying other requirements.

Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”) has issued an opinion substantially to the effect that the Company has been organized in conformity with the requirements for qualification as a REIT, and its actual and proposed method of operation has enabled and will enable it to meet the requirements for qualification and taxation as a REIT under the Code, commencing with its 1998 taxable year through the date of the opinion. The opinion of Skadden, Arps is based upon, among other things, the conclusion that either the notes described above are, in reliance on the opinion issued by Ernst & Young, treated as indebtedness for Federal income tax purposes, or, alternatively, that Commercial Assets (or the Company, as a successor to the trust interests) had reasonable cause for any resultant failure to satisfy the gross income requirements applicable to REITs. Skadden, Arps has not rendered an opinion as to whether the trust notes constitute indebtedness for

Federal income tax purposes, or, other than as stated above, any legal opinion regarding the tax consequences of an investment in the Company.

It must be emphasized that the opinions of Skadden, Arps and Ernst & Young, as described above, are based on various assumptions relating to the organization and operation of the Company and Commercial Assets, and are conditioned upon representations made by the management of the Company and Commercial Assets as to relevant factual matters, and covenants as to future operations. While the Company intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of the Company, no assurance can be given by Skadden, Arps, Ernst & Young or the Company that the Company will so qualify for any particular year. The opinions are expressed as of their respective dates, and Skadden, Arps and Ernst & Young have no obligation to advise holders of Company stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Opinions of Skadden, Arps and Ernst & Young are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. In addition, the opinion of Skadden, Arps does not cover taxable years ended prior to 1998, or periods subsequent to its issuance.

Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below. While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to Federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level upon a distribution of dividends by the REIT. The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), reduces the rate at which individual stockholders are taxed on corporate dividends from a maximum of 38.6% (as ordinary income) to a maximum of 15% (the same as long-term capital gains) for the 2003 through 2008 tax years. With limited exceptions, however, dividends received by our stockholders from us or from other entities that are taxed as REITs are generally not eligible for the reduced rates, and will continue to be taxed at rates applicable to ordinary income, which, pursuant to the 2003 Act, will be as high as 35% through 2010. See “Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules relating to capital gains recognized by a REIT, as described in “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

If we qualify as a REIT, we may nonetheless be subject to Federal tax in the following circumstances:

•	We will generally be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains, except to the extent that income may be offset by net operating losses.

•	We may be subject to the “alternative minimum tax” on items of tax preference, including any deductions of net operating losses.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% excise tax.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% excise tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount based upon the magnitude of the failure, adjusted to reflect the profit margin associated with the Company’s gross income.

•	Similarly, pursuant to provisions in recently enacted legislation that take effect in 2005, if we should fail to satisfy the asset or other requirements applicable to REITs, as described below, yet nonetheless maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed plus (ii) retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	Certain of our subsidiaries are subchapter C corporations, the earnings of which are subject to Federal corporate income tax.

•	In addition, the Company as well as our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4) that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified entities); and

(7) which meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. The Company’s certificate of incorporation provides restrictions regarding transfers of its shares, which are intended to assist the Company in satisfying the share ownership requirements described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by the Company. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Our failure to comply with these record keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. The Company satisfies this requirement.

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Income Tests,” in cases where a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, the recently enacted American Jobs Creation Act of 2004 (the “2004 Act”) includes provisions that extend similar relief in the case of certain violations of the REIT asset requirements (see “—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. These provisions of the 2004 Act become effective beginning with the 2005 tax year. If the Company fails to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable it to maintain its qualification as a REIT, and, if available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury regulations provide that the REIT is deemed to own its allocable share of the partnership’s assets, and to earn its allocable share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs as described below. In addition, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our allocable share of the assets and items of income of our subsidiary partnerships, which includes the partnerships and limited liability companies in which we have a direct or indirect ownership interest, including the Operating Partnership, will be treated as assets and items of income of the Company for purposes of applying the REIT requirements described herein. A summary of rules governing the Federal income taxation of partnerships and their partners is provided below in “—Tax Aspects of Investments in Partnerships.”

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as described below. A qualified REIT subsidiary is any corporation, other than a “taxable REIT subsidiary” as described below, that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. We have several qualified REIT subsidiaries. Similarly, a single member limited liability company owned by the Company would also generally be disregarded as a separate entity for Federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with subsidiary partnerships of the Company, are sometimes referred to in this registration statement as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of the Company ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than the Company or another disregarded subsidiary of the Company—the subsidiary’s separate existence would no longer be disregarded for Federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that a REIT generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries. A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a taxable REIT subsidiary. The separate existence of a taxable REIT subsidiary or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for Federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which would reduce the cash flow generated by the Company and its subsidiaries in the aggregate, and the Company’s ability to make distributions to its stockholders.

A parent REIT is not treated as holding the assets of a taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, providing non-customary services to tenants of the REIT’s properties (see “—Income Tests,” below), and activities that give rise to certain categories of income such as management fees or foreign currency gains).

Income Tests

In order to maintain qualification as a REIT, the Company annually must satisfy two gross income requirements. First, at least 75% of the Company’s gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), and gains from the sale of real estate assets, as well as income from some kinds of temporary investments. Second, at least 95% of the Company’s gross income for each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest and gain from the sale or disposition of stock or securities which need not have any relation to real property.

Rents received by the Company will qualify as “rents from real property” in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of rent attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which the REIT derives no revenue. The Company and its affiliates are permitted, however, to perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, the Company and its affiliates may directly or indirectly provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, the Company is generally permitted to provide services to tenants or others through a taxable REIT subsidiary corporation without disqualifying the rental income received from tenants for purposes of the REIT income requirements. Also, rental income will qualify as rents from real property only to the extent that the Company does not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee’s equity.

To the extent that a REIT derives interest income from a mortgage loan or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had it been earned by a REIT. The Company has made mortgage loans and entered into ground leases, as lessor, in reliance upon the exception described in the preceding sentence. Accordingly, the ability of the Company to treat the income derived from these arrangements as income that qualifies for purposes of the REIT gross income tests depends, in part, upon the character of the income generated by a particular borrower or lessee, which may not be within the control of the Company.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation is secured by a mortgage on real property. If the Company receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that the Company acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and the Company’s income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is under-secured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

The Company may indirectly receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by the Company from a REIT will be qualifying income in the Company’s hands for purposes both the 95% and 75% income tests.

Any income or gain derived by the Company or its pass-through subsidiaries from instruments that hedge certain risks, such as the risk of changes in interest rates, will not be treated as non-qualifying income for purposes of the 95% gross income test, provided that specified requirements are met, but generally will constitute non-qualifying income for purposes of the 75% gross income test. Such requirements include that the instrument hedges risks associated with indebtedness issued by the Company or its pass-through subsidiaries that is incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and, effective beginning in 2005, the instrument is properly identified as a hedge, along with the risk that it hedges, within prescribed time periods.

If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Code and Treasury Regulations. These relief provisions will be generally available if the failure of the Company to meet these tests was due to reasonable cause and not due to willful neglect, the Company attaches to its tax return a schedule of the sources of its income, and any incorrect information on the schedule was not due to fraud with intent to evade tax. The tax opinion of Skadden, Arps, relating to the qualification of the Company as a REIT, is based upon the application of these relief provisions in the event that notes issued by a trust in which the Company (as successor to Commercial Assets) holds a residual interest are not treated as indebtedness for Federal income tax purposes. See “—Taxation of the Company—Tax Opinion.” It is not possible to state whether the Company would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above under “—Taxation of the Company—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the amount by which the Company fails to satisfy the particular gross income test.

Asset Tests

The Company, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets.

•	First, at least 75% of the value of the total assets of the Company must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock in other corporations that qualify as REITs, and some kinds of mortgage backed securities and mortgage loans. Securities that do not qualify for purposes of this 75% test are subject to the additional asset tests described below, while securities that do qualify for purposes of the 75% asset test are generally not subject to the additional asset tests.

•	Second, the value of any one issuer’s securities owned by the Company may not exceed 5% of the value of the Company’s total assets.

•	Third, the Company may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of taxable REIT subsidiaries, and the 10% value test does not apply to “straight debt” having specified characteristics.

•	Fourth, the aggregate value of all securities of taxable REIT subsidiary corporations held by a REIT may not exceed 20% of the value of a REIT’s total assets.

Notwithstanding the general rule that, for purposes of the REIT income and asset tests, a REIT is treated as owning its share of the underlying assets of a subsidiary partnership, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of the asset tests, unless it is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, non-mortgage debt held by the Company that is issued by another REIT may not so qualify.

The 2004 Act contains a number of provisions applicable to REITs, including relief provisions that make it easier for REITs to satisfy the asset requirements, or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. These provisions are generally effective beginning with the 2005 tax year, except as otherwise noted below.

One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (a) it provides the IRS with a description of each asset causing the failure, (b) the failure is due to reasonable cause and not willful neglect, (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure, and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (d) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

A second relief provision contained in the 2004 Act applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation do not exceed the lesser of 1% of the REIT’s total assets, and $10,000,000, and (b) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

The 2004 Act also provides that certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which now has an expanded definition and includes securities having certain contingency features. A newly enacted restriction, however, precludes a security from qualifying as “straight debt” where a REIT (or a controlled taxable REIT subsidiary of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the 2004 Act provides that certain other securities will not violate the 10% value test. Such securities include (a) any loan made to an individual or an estate, (b) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” The 2004 Act also provides that in applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate equity interest in that partnership. Each of the changes described in this paragraph that were made by the 2004 Act have retroactive effect beginning with the 2001 tax year.

The Company believes that its holdings of securities and other assets have complied and will continue to comply with the foregoing REIT asset requirements, and it intends to monitor compliance on an ongoing basis. No independent appraisals have been obtained, however, to support the Company’s conclusions as to the value of its total assets, or the value of any particular security or securities. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Accordingly, there can be no assurance that the IRS will not contend that the Company’s interests in its subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset requirements.

Annual Distribution Requirements

The Company, in order to qualify as a REIT, is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

(a) the sum of

(1) 90% of the “REIT taxable income” of the Company (computed without regard to the deduction for dividends paid and net capital gain of the Company) and

(2) 90% of the net income (after tax), if any, from foreclosure property, minus

(b) the sum of specified items of noncash income.

These distributions generally must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by the Company, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in the Company’s organizational documents.

To the extent that the Company distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax at ordinary corporate tax rates on the retained portion. The Company may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, the Company could elect to have its stockholders include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax paid by the Company. Stockholders would then increase the adjusted basis of their Company shares by the difference between the designated amounts of capital gains from the Company that they include in their taxable income, and the tax paid on their behalf by the Company with respect to that income.

To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may, in part, reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. However, such losses will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.” As described below in “—Loss Carryovers,” the Company has net operating losses carried forward from previous taxable years.

It is possible that the Company, from time to time, may not have sufficient cash to meet the distribution requirement due to timing differences between (a) the actual receipt of cash, including receipt of distributions from its subsidiaries, and (b) the inclusion of items in income by the Company for Federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirement, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property.

The Company may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in the deduction for dividends paid of the Company’s for the earlier year. In this case, the Company may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends. However, the Company will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

In addition to the distributions necessary to maintain REIT status, if the Company should fail to distribute during each calendar year, at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed and (y) the amounts of income retained on which it has paid corporate income tax.

Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, the Company will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. In this case, however, taxable income may be reduced by available net operating losses. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, all distributions to stockholders that are individuals will generally be taxable at capital gains rates (through 2008) pursuant to the 2003 Act, and, subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless the Company is entitled to relief under specific statutory provisions, the Company would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, the Company would be entitled to this statutory relief.

Loss Carryovers

The Company has net operating loss carryovers from previous tax years in the amount of approximately $64.6 million. In general, a REIT may carry its net operating losses forward for up to 20 years—15 years for losses incurred in taxable years beginning on or before August 5, 1997—to offset income that would otherwise be taxable in those years, or to reduce the amount of distributions that are otherwise required in order to qualify as a REIT. In addition, the Company’s taxable subsidiaries that are consolidated for financial reporting, but not for federal income tax purposes, have net operating loss carryovers from previous tax years in the amount of approximately $2.1 million. The Company’s net operating losses will expire during the period from 2007 to 2009, with respect to the REIT net operating losses, and 2020 to 2022, with respect to the taxable subsidiaries, if they are not used in the intervening years.

REITs typically pay little Federal income tax because of the distribution requirements, coupled with the deduction for dividends paid to which REITs are generally entitled. A REIT’s net operating losses are not deductible by its stockholders, and, in general, do not affect the tax treatment to stockholders of distributions received from the REIT. If a REIT uses its net operating losses to offset its taxable income and thus reduce its distribution requirements, it may nonetheless be subject to alternative minimum tax, because a portion of the deduction for net operating losses is denied for that purpose in tax years other than 2001 and 2002.

If the Company undergoes an “ownership change” within the meaning of the Code and the Treasury regulations, its ability to subsequently use its pre-existing net operating losses in any year is limited. In that case, the amount of the net operating losses that may be used by the Company in any year would generally be limited to the product of the value of the Company’s stock at the time of the ownership change, multiplied by the long-term tax-exempt rate, which is a measure of interest rates on long-term tax-exempt bonds.

In general, an ownership change occurs if one or more large stockholders, known as “5% stockholders,” including groups of stockholders that may be aggregated and treated as a single 5% stockholder, increase their aggregate percentage interest in the Company by more than 50 percentage points over their lowest ownership percentage during the preceding three-year period. Based upon available records of stock ownership, the Company believes that an ownership change has not occurred. However, since the determination of whether there has been an ownership change is based on highly complex calculations and some uncertainties in the law, it is possible that the merger of Commercial Assets into the Company, or other transactions, caused or could cause an ownership change. The Company’s certificate of incorporation includes stockholder restrictions that are designed to prevent the unintended occurrence of an ownership change. Nevertheless, no assurance can be given that an ownership change has not occurred or will not occur. Investors are therefore cautioned that the Company’s net operating losses may not be available in their entirety and without limitation.

Prohibited Transactions

Net income derived from a prohibited transaction is subject to a 100% excise tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company intends to conduct its operations so that no asset owned by the Company or its pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of the Company’s business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that any property sold by the

Company will not be treated as property held for sale to customers, or that the Company can comply with certain safe-harbor provisions of the Code that would prevent the imposition of the 100% excise tax. The 100% tax does not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of that corporation at regular corporate tax rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that is acquired by a REIT as the result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated, and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% excise tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. The Company does not anticipate that it will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if the Company does receive any such income, it intends to make an election to treat the related property as foreclosure property.

Tax Aspects of Investments in Partnerships

Background. Substantially all of the Company’s investments are held indirectly through the Operating Partnership. In general, partnerships are “pass-through” entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Operating Partnership and the other subsidiary partnerships. See “—Taxation of the Company—Effect of Subsidiary Entities—Ownership of Partnership Interests.”

Entity Classification. The investment of the Company in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of the Company’s subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for Federal income tax purposes. If any of these entities were treated as an association for Federal income tax purposes, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the assets of the Company and items of gross income of the Company would change, which could preclude the Company from satisfying the REIT asset tests and/or the gross income tests discussed in “—Taxation of the Company—Asset Tests” and “—Income Tests,” and in turn could prevent the Company from qualifying as a REIT, unless the Company is eligible for relief from the violation pursuant to relief provisions described above. See “Taxation of the Company—Requirements for Qualification—General,” and “—Failure to Qualify,” above, for discussion of the effect of the failure to satisfy the REIT tests for a taxable year, and of the relief provisions. In addition, any change in the status of any of the Company’s subsidiary partnerships for tax purposes might be treated as a taxable event, in which case the Company could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Properties. Under the Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

The Operating Partnership has acquired its interest in some properties by way of contributions of appreciated property and may acquire additional properties in that manner in the future. Consequently, allocations must be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. These rules apply to the contribution by the Company to the Operating Partnership of the cash proceeds received in any offerings of its stock.

In general, holders of interests in the Operating Partnership may be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on the sale by the Operating Partnership or other Company subsidiary partnerships of contributed properties. This will tend to eliminate the book-tax difference over the life of these partnerships. However, the special allocations do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the Operating Partnership or other Company subsidiary partnerships may cause the Company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of these contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company’s ability to comply with the REIT distribution requirements. See “—Taxation of the Company—Annual Distribution Requirements.”

Sale of Properties. The Company’s share of any gain realized by the Operating Partnership or any other subsidiary partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% excise tax. See “—Taxation of REITs in General” and “—Prohibited Transactions.” Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends upon all of the facts and circumstances of the particular transaction. The Operating Partnership and the Company’s other subsidiary partnerships generally intend to hold their interests in properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, operating, financing and leasing the properties, and to make occasional sales of the properties, including peripheral land, as are consistent with the investment objectives of the Company.

TAXATION OF STOCKHOLDERS

Taxation of Taxable Domestic Stockholders

Distributions. Provided that the Company qualifies as a REIT, distributions made to its taxable domestic stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates (15% maximum federal rate through 2008) for qualified dividends received by individuals from taxable C corporations pursuant to the 2003 Act. Domestic stockholders that are individuals, trusts and estates, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to (i) income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax), (ii) dividends received by the REIT from taxable REIT subsidiaries or other taxable C corporations, or (iii) income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions that are designated as capital gain dividends will generally be taxed to stockholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of the Company for the taxable year, without regard to the period for which the stockholder has held its stock. A similar treatment will apply to long-term capital gains retained by the Company, to the extent that the Company elects the application of provisions of the Code that treat stockholders of a REIT as having received, for Federal income tax purposes, undistributed capital gains of the REIT, while passing through to stockholders a corresponding credit for taxes paid by the REIT on such retained capital gains. See “Taxation of the Company—Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of stockholders who are individuals, trusts and estates, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum Federal tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company before the end of January of the following calendar year.

To the extent that a REIT has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of the Company—Annual Distribution Requirements.” The Company has losses carried forward from prior tax years. See “—Taxation of the Company—Loss Carryovers.” These losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would they affect the character of any distributions that are actually made by a REIT, which are generally subject to tax in the hands of stockholders to the extent that the REIT has current or accumulated earnings and profits.

Dispositions of Company Stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of shares of Company stock will, pursuant to the 2003 Act, be subject to a maximum federal income tax rate of 15% (through 2008) if the Company stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if the Company stock is held for 12 months or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of Company stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of Company stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from the Company that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of stock or other securities of the Company in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. In addition, the 2004 Act imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of stock or securities of the Company, or transactions that might be undertaken directly or indirectly by the Company. Moreover, you should be aware that the Company and other participants in the transactions involving the Company (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Taxation of Foreign Stockholders

The following is a discussion of selected United States Federal income and estate tax consequences of the ownership and disposition of Company stock applicable to non-U.S. holders of Company stock. A “non-U.S. holder” is any person other than:

(a) a citizen or resident of the United States,

(b) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia,

(c) an estate whose income is includable in gross income for Federal income tax purposes regardless of its source, or

(d) a trust if a United States court is able to exercise primary supervision over the administration of such trust, and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. Federal income tax purposes, holds stock of the Company, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership, and the partners in such partnership, should consult their tax advisors about the U.S. Federal income tax consequences of the acquisition, ownership and disposition of the Company stock.

The discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of Federal income and estate taxation.

Ordinary Dividends. The portion of dividends received by non-U.S. holders payable out of the earnings and profits of the Company which are not attributable to capital gains of the Company and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30%, unless reduced by treaty. Certain U.S. tax treaties treat dividends from REITs less favorably than dividends received from other types of corporations. In general, non-U.S. holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Company stock. In cases where the dividend income from a non-U.S. holder’s investment in Company stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends, such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder, and the income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless Company stock constitutes a U.S. real property interest, or a “USRPI,” distributions by the Company which are not dividends out of the earnings and profits of the Company will not be subject to U.S. income tax in the hands of a non-U.S. holder. In general, except as described below in “Taxation of Stockholders—Taxation of Foreign Stockholders—Dispositions of Company Stock,” a USRPI includes the stock of a corporation if 50% or more of the corporation’s assets, by value, at any time within a prescribed testing period, consist of certain direct or indirect interests in real property located within the United States. If it cannot be determined at the time at which a distribution is made whether or not such distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company. If Company stock constitutes a USRPI, as described below, distributions by the Company in excess of the sum of its earnings and profits plus and the stockholder’s basis in its Company stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA,” at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of such tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of the Company’s earnings and profits.

Capital Gain Dividends. Under FIRPTA, a distribution made by the Company to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs, such as properties beneficially owned by the Company directly or through pass-through subsidiaries, or “USRPI capital gains,” will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and subject to Federal income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. See above under “—Taxation of Foreign Stockholders—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, in such cases the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if the Company held the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder from a REIT that are attributable to dispositions by that REIT of assets other than USRPIs are generally not subject to U.S. income or withholding tax.

Pursuant to the 2004 Act, a capital gain dividend by the Company that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, will generally not be treated as income that is effectively connected with a U.S. trade or business, and will instead be treated the same as an ordinary dividend from the Company (see “—Taxation of Foreign Stockholders—Ordinary Dividends”), provided that (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the taxable year in which the capital gain dividend is received. This provision of the 2004 Act is effective for tax years beginning after December 31, 2004.

Dispositions of Company Stock. Unless the Company’s stock constitutes a USRPI, a sale of such stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a

USRPI if the Company is a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held, directly or indirectly, by non-U.S. holders. The Company believes that it is, and it expects to continue to be, a domestically controlled REIT and, therefore, the sale of Company stock should not be subject to taxation under FIRPTA. Because Company stock is publicly traded, however, no assurance can be given that the Company is, or will continue to be, a domestically controlled REIT.

Even if the Company does not constitute a domestically controlled REIT, a non-U.S. holder’s sale of stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) the stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and (b) the selling non-U.S. holder held 5% or less of the Company’s outstanding stock at all times during a specified testing period.

If gain on the sale of stock of the Company were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of Company stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (a) if the non-U.S. holder’s investment in Company stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (b) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Estate Tax. Company stock owned or treated as owned by an individual who is not a citizen or resident, as specially defined for Federal estate tax purposes, of the United States at the time of death will be includable in the individual’s gross estate for Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. Federal estate tax.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from Federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or “UBTI.” While certain investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held its Company stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) Company stock is not otherwise used in an unrelated trade or business, distributions from the Company and income from the sale of Company stock should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI.

In certain circumstances, a pension trust that owns more than 10% of the Company’s stock could be required to treat a percentage of the dividends from the Company as UBTI, if the Company is a “pension-held REIT.” The Company will not be a pension-held REIT unless either (A) one pension trust owns more than 25%

of the value of the Company’s stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of the Company’s stock, collectively owns more than 50% of such stock. The restrictions on ownership of the Company’s stock should generally prevent a tax-exempt entity from owning more than 10% of the value of the Company’s stock, or the Company from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisor regarding the federal, state, local and foreign income and other tax consequences of an investment in the Company.

LEGISLATIVE OR OTHER ACTIONS AFFECTING REITs

The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department. Changes to the Federal tax laws and interpretations of Federal tax laws could adversely affect an investment in the Company.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rates at which individuals are taxed on capital gains from 20% to 15% (from May 6, 2003 through 2008) and on dividends payable by taxable C corporations from 38.6% to 15% (from January 1, 2003 through 2008). While gains from the sale of the stock of REITs are eligible for the reduced tax rates, dividends payable by REITs are not eligible for the reduced tax rates except in limited circumstances. See “Taxation of Stockholders—Taxation of Domestic Stockholders—Distributions.” As a result, dividends received from REITs generally will continue to be taxed at ordinary income rates (now at a maximum rate of 35% through 2010). The more favorable tax rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including Company stock.

The American Jobs Creation Act of 2004 contains a number of provisions that affect the tax treatment of REITs and their stockholders. As discussed above, the 2004 Act includes provisions that generally ease compliance with certain REIT asset requirements, with the REIT 95% gross income requirement (in connection with income from hedging activities), and which grant relief in cases involving violations of the REIT asset and other requirements, provided that specified conditions are met. See “Taxation of the Company—Requirements for Qualification—General,” “—Asset Tests” and “—Income Tests.” The 2004 Act also alters the tax treatment of capital gain dividends received by foreign stockholders in some cases. See “Taxation of Stockholders—Taxation of Foreign Stockholders—Capital Gain Dividends.” These changes are generally effective beginning in 2005, except that the provisions relating to the 10% asset (value) requirement have retroactive effect to 2001.

STATE, LOCAL AND FOREIGN TAXES

The Company and its subsidiaries may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The Company owns properties located in a number of states and local jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of the Company and its stockholders may not conform to the Federal income tax treatment discussed above. Consequently, prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in the Company’s stock or securities.

LEGAL MATTERS

The validity of the Securities offered hereby and certain tax matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The consolidated financial statements of American Land Lease, Inc. incorporated by reference in American Land Lease, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s Website at “http://www.sec.gov.”

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

American Land Lease, Inc.

Investor Relations

29399 U.S. Hwy 19, North Suite 320

Clearwater, Florida 33761

(727) 726-8868

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of the Securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

INCORPORATION BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with this document. To obtain these additional documents, see “Where You Can Find More Information.”

The SEC allows us to “incorporate by reference” into this prospectus the information we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the completion of the offering shall be deemed incorporated by reference into this prospectus from the date of filing of those documents. We incorporate by reference the documents listed below, which have been filed with the SEC, into this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 12, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed with the SEC on May 10, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 6, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the SEC on November 9, 2004;

•	Our Current Reports on Form 8-K, dated April 29, 2004 (filed May 4, 2004) (Item 5 only), dated February 4, 2005 (filed February 9, 2005) and dated February 14, 2005 (filed February 17, 2005); and

•	Our Proxy Statement on Schedule 14A filed with the SEC on April 23, 2004.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the Securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

900,000 Shares

7.75% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25 Per Share)

PROSPECTUS SUPPLEMENT

RAYMOND JAMES

STIFEL, NICOLAUS & COMPANY

 INCORPORATED

The date of this prospectus supplement is February 17, 2005.